September 4, 2025

Saul Laureles
Chief Legal Officer
STEM, INC.
1400 Post Oak Boulevard
Suite 560
Houston, Texas 77056

       Re: STEM, INC.
           Registration Statement on Form S-3
           Filed September 2, 2025
           File No. 333-289989
Dear Saul Laureles:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kristin Baldwin at 202-551-7172 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing